                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF SEPTEMBER, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F       X      Form 40-F
                     -----------            ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                No      X
              -----------       -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

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                                 CNH GLOBAL N.V.


Form 6-K for the month of September, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of August and Cumulative for 8 Months, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of July 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods

                                                                      [CNH LOGO]

                                 CNH Global N.V.
                                 ---------------

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
          During the Month of August and Cumulative for 8 Months, 2001,
            And Indicators of North American Dealer Inventory Levels
                            for Selected Agricultural
                        Equipment at the End of July 2001
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ('EMI') and of the Canadian Farm and Industrial Equipment Institute ('CFIEI').

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                      CNH Global N.V.                 August N.A. Activity

------------------------------------------------------------------------------------------------------------------------------
                                        SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
------------------------------------------------------------------------------------------------------------------------------
                                   TOTAL NORTH AMERICAN                        CNH RELATIVE PERFORMANCE
CATEGORY                                INDUSTRY                                    (All Brands)
------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF AUGUST 2001
------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                + 8.0%              up moderate double digits, significantly more than the industry
------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)               + 1.4%                               up, in line with the industry
------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                (10.5%)               up high double digits, significantly more than the industry
------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                   (15.5%)               up high double digits, significantly more than the industry
------------------------------------------------------------------------------------------------------------------------------
Total tractors                           + 4.1%                up low double digits, moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Combines                                 + 24.3%               up moderate double digits, slightly lower than the industry
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                          (12.0%)                                          flat
------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                        (9.0%)                                   up mid single digits
------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                   (16.7%)                                          flat
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
8 MONTHS, 2001
------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                + 7.9%              up moderate double digits, moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)               + 5.5%                                   up low single digits
------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                + 6.1%                  up low double digits, slightly more than the industry
------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                  + 14.3%               up high double digits, significantly more than the industry
------------------------------------------------------------------------------------------------------------------------------
Total tractors                           + 7.0%                up low double digits, moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Combines                                + 23.7%                    up moderate double digits, equal to the industry
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                          (19.1%)                             down moderate double digits
------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                        (8.1%)                  down low single digits, slightly less than the industry
------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                   (12.0%)                     down low double digits, equal to the industry
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF JULY 2001
------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)          6.8 months supply                        1 month less than the industry
------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)         5.9 months supply                   more than 1 month less than the industry
------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)          4.4 months supply                           in line with the industry
------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors             3.5 months supply                   more than 1 month less than the industry
------------------------------------------------------------------------------------------------------------------------------
Total  tractors                    6.2 months supply                   more than 1 month less than the industry
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Combines                           4.8 months supply                        1 month more than the industry
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------


Dated: August 14, 2001

                            AUGUST 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                      (REPORT RELEASED SEPTEMBER 12, 2001)

    ---------------------------------------------------------------------------------------------------------------
                                                                                                      JULY 2001
                           AUGUST       AUGUST         %                                      %       U.S. FIELD
     EQUIPMENT              2001         2000         CHG.     Y-T-D 2001    Y-T-D 2000      CHG.     INVENTORY
    ---------------------------------------------------------------------------------------------------------------
     2 WHEEL DRIVE
    ---------------------------------------------------------------------------------------------------------------
     Under 40 HP            8,149        7,531        8.20%      65,294         60,642       7.70%      48,945

    ---------------------------------------------------------------------------------------------------------------
     40 & Under             4,455        4,409        1.00%      36,524         34,772       5.00%      24,625
     100 HP
    ---------------------------------------------------------------------------------------------------------------
     100 HP & Over            683          846      -19.30%      11,400         11,124       2.50%       5,752

    ---------------------------------------------------------------------------------------------------------------
     TOTAL                 13,287       12,786        3.90%     113,218        106,538       6.30%      79,322

    ---------------------------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------------------
     4 WHEEL DRIVE            147          179      -17.90%       2,402          2,099      14.40%         953

    ---------------------------------------------------------------------------------------------------------------
     TOTAL FARM            13,434       12,965        3.60%     115,620        108,637       6.40%      80,275
     WHEEL
     TRACTORS
    ---------------------------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------------------
     COMBINES                 660          478       38.10%       3,631          2,795      29.90%       2,335
     (SELF-
     PROPELLED)
    ---------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeffrey Arnold, EMI Director of Statistics Administration or Mary Matimore, EMI Statistical Assistant.

                        Equipment Manufacturers Institute
                 10 S. Riverside Plaza, Chicago, IL 60606-3710
                     Phone: 312-321-1470, Fax: 312-321-1480
                               E-mail: emi@emi.org

Copyright(C) 2001 by the Equipment Manufacturers Institute. All rights reserved.

CFIEI Industry News                                                  Page 1 of 2


                                  [CFIEI LOGO]

                            AUGUST 2001 FLASH REPORT

                      CANADA REPORT - RETAIL SALES IN UNITS
                      (Report released September 13, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

----------------------------------------------------------------------------------------------------
                               AUGUST                      AUGUST                    JULY
                                                        YEAR-TO-DATE
----------------------------------------------------------------------------------------------------
                                                                                2001        2000
                                                                              CANADIAN    CANADIAN
     EQUIPMENT         2001     2000     % CHG.    2001       2000    % CHG.   (FIELD)     (FIELD)
                                                                              INVENTORY   INVENTORY
----------------------------------------------------------------------------------------------------
2 WHEEL TRACTORS
----------------------------------------------------------------------------------------------------
UNDER 40 HP             359      344       4.4%    3,344      2,982     12.1%    3,218      2,279
----------------------------------------------------------------------------------------------------
40& UNDER 100 HP        434      411       5.6%    4,236      3,861      9.7%    3,855      3,471
----------------------------------------------------------------------------------------------------
100 HP & OVER           216      159      35.8%    2,335      1,825     27.9%    1,418      1,332
----------------------------------------------------------------------------------------------------
TOTAL                 1,009      914      10.4%    9,915      8,668     14.4%    8,491      7,082
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
4 WD TRACTORS            11        8      37.5%      386        341     13.2%      172        134
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
TOTAL FARM WHEEL
TRACTORS              1,020      922      10.6%   10,301      9,009     14.3%    8,663      7,216
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

COMBINES
(SELF-PROPELLED)        265      266      -0.4%      723        726     -0.4%      685        747
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

CFIEI Industry News                                                  Page 2 of 2

--------------------------------------------------------------------------------

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                      3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                    Phone: 905-632-8483 * Fax: 905-632-7138
                              E-Mail: info@cfiei.ca

        Copyright(C) 2001 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: SEPTEMBER 13, 2001

                                   SIGNATURES

          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                        CNH Global N.V.



                                        By: /s/ Debra E. Kuper
                                               ---------------------------------
                                               Debra E. Kuper
                                               Assistant Secretary



September 14, 2001